Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Flavio A. Cardoso
Associate
(212) 309-6327
fcardoso@morganlewis.com

Exemption Number 82-5145

September 25, 2002

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Central Térmica Güemes S.A.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Central Térmica Güemes S.A. (the "Company"), a corporation organized under the laws of the Republic of Argentina, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") granted to the Company.

Enclosed herewith is an English language translation of the Company's Quarterly Report for the second quarter of 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/26

Exemption Number 82-5145

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Flávio Cardoso

Enclosure

cc: Central Termica Güemes S.A.
Carlos Peralta
Jorge Reston

Conte-Grand Doncel Jones & Mazza
Richard Brinnand

Morgan, Lewis & Bockius LLP
Eduardo Vidal
Jose Fraga

The translation of the financial statements and of this report into English has been done solely for the convenience of English speaking readers.

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF JUNE 30, 2002

1. A Brief on Company's Activities

Energy production and sale

During the first half of 2002, 757 GW/h were produced, which means a level of production 6% higher than that of the previous year for equal period (711 GWh).

Prices

The average price of energy at the Güemes node and power supplied during the first six months of 2002 amounted to $43.18/MWh ($30,439,021/705 GWh) which turned out lower than the average price of the previous year for the same period ($53.69/MWh - $35,706,161/665 GWh) by 19.6%.

Sales

The gross sales (net of compensations with the system) for the first half of 2002 decreased 15% to $30,439,021 compared to the same period of the previous year ($ 35,706,161). The $-5.3 million absolute variation in gross sales was made up of a $2.1 million increase in production and a $-7.4 million negative effect in sales owing to lower price, restated to reflect the effect of inflation, as previously described.

Results

The operating result for the six-month period ended June 30, 2002 showed a profit amounting to $1,733,505, which was higher than the loss recorded for equal period last year ($-1,643,724) by $3,377,229.

The net result for the six-month period showed a loss amounting to $87,469,835, which considering the result of the previous year for equal period showed a loss of $85,264,505. This was caused by the strong devaluation of the currency, occurred during the first half of the year, which has had a significant effect on the Company's loans.

Shareholders' Equity

The debt/equity ratio by the end of the first half of 2002 increased 38% to 95% compared to the 57% debt/equity ratio by the end of the same period of the previous year.

2. Equity Structure

	.....2002.....	.....2001.....	.....2000.....	.....1999.....	.....1998.....
Current Assets	28.740.806	33.013.448	48.364.512	39.091.762	35.469.005
Non-Current Assets	195.429.349	183.964.216	188.298.233	199.441.215	209.533.988
Total	**224.170.155**	**216.977.664**	**236.662.745**	**238.532.977**	**245.002.993**
Current Liabilities	6.165.957	15.176.308	31.555.963	18.895.583	9.830.786
Non-Current Liabilities	206.763.038	108.948.829	118.342.664	117.977.037	117.574.370
Subtotal	**212.928.995**	**124.125.137**	**149.898.627**	**136.872.620**	**127.405.156**
Shareholders' Equity	11.241.160	92.852.527	86.764.118	101.660.357	117.597.837
Total	**224.170.155**	**216.977.664**	**236.662.745**	**238.532.977**	**245.002.993**

Results Structure

Operating Results	1.733.505	(1.643.724)	(3.239.985)	(2.072.348)	14.365
Financial Results	(89.203.340)	(561.606)	920.040	(7.312.199)	(6.618.284)
Net Ordinary Loss	**(87.469.835)**	**(2.205.330)**	**(2.319.945)**	**(9.384.547)**	**(6.603.919)**
Extraordinary Loss			(799.863)		
Loss for the period	**(87.469.835)**	**(2.205.330)**	**(3.119.808)**	**(9.384.547)**	**(6.603.919)**

Production data

	GWh	**GWh**	**GWh**	**GWh**	**GWh**
Production volume	757	711	827	987	609
Sales volume	705	665	775	927	573

Ratios

Liquidity ratio	4.66	2.18	1.53	2.07	3.61
Debt ratio	18.94	1.34	1.73	1.35	1.08
Profitability ratio		(2.4%)	(3.6%)	(8.5%)	(5.3%)

3. Prospects

The end of the convertibility system that pegged the peso one-to-one with the dollar and the loss of certainty as to the enforcement of the law, have had a significant impact, which cannot yet be determined, on the prospects of electricity generation companies.
Effective as from August 1, 2002 the new regulations concerning prices in the electrical market have aroused expectations of positive operating cash flows for the rest of the year. However, the lack of adjustment of the price/dollar relationship, makes it impossible to predict whether cash flows generated will be enough to comply with foreign currency denominated obligations.
The Company expects to maintain its production levels.

Salta, August 20, 2002

INDEPENDENT AUDITORS' REPORT

(Limited Review)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to our review

We have performed a limited review of the balance sheets of Central Térmica Güemes S.A. as of June 30, 2002 and 2001, the related statements of income, of changes in shareholders' equity and of changes in cash and cash equivalents, including notes 1 to 11 thereto and supplemental schedules I to V, for the six-month periods then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review with the scope mentioned below.

2. Scope of our review

a) Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and changes in cash and cash equivalents.

b) As of the date of these financial statements, we had not been provided with the information on the determination of the recoverable value of property, plant and equipment existing as of June 30, 2002, situation which imposes an additional limitation to the scope of our limited review given the significance of the assets involved.

3. **Prior clarifications**

a) As mentioned in note 9 to the financial statements, during the first quarter of 2002, the Argentine Government implemented structural economic reforms which established, among other things, the end of the convertibility system that pegged the peso one-to-one with the dollar, the free-floating of the peso rate of exchange and the conversion into pesos at the old pre-devaluation rate of 1 peso to the United States dollar of all foreign currency-denominated debts, to be adjusted by the application of a coefficient.

As of the date of issuance of these financial statements, it is not possible to accurately estimate and predict the final effect the new monetary policy, the recently adopted measures and the other reforms under analysis which may be later implemented by the Argentine Government, will have on the Company's financial position, the results of its operations and the changes in cash and cash equivalents.

The end of the convertibility system that pegged the peso one-to-one with the dollar and the loss of certainty as to the enforcement of the law, have had a significant impact, which cannot yet be determined, on the prospects of electricity generation companies.
Effective as from August 1, 2002, the new regulations concerning prices in the electrical market have aroused expectations of positive operating cash flows for the rest of the year. However, the lack of adjustment of the price/dollar relationship, makes it impossible to predict whether cash flows generated will be enough to comply with foreign currency denominated obligations.
The Company expects to maintain its production levels.

b) As mentioned in note 10 to the financial statements, on April 3, 2002, the National Securities Commission issued General Resolution No. 398/2002, which establishes, among other things, that exchange differences of foreign currency denominated liabilities, existing as of January 6, 2002 must be charged to the cost value of the assets acquired or built through such financing, up to the lower of the replacement or reproduction cost of the asset and its recoverable value.

Therefore, as of March 31, 2002, the Company charged exchange differences arising from its corporate notes denominated in United States dollar to the Property, plant and equipment account. After the reinstatement of inflation adjustment mechanisms, such exchange differences have been partially absorbed by the restated values of the assets involved. As of June 30, 2002 the excess of recorded exchange differences over the restated values of the assets amounts to pesos 20,441,575.

c) As mentioned in note 11 to the financial statements, as of June 30, 2002 the Company has accumulated significant losses. If accumulated losses continued to exist at the end of the financial year, the Company could be subject to complying with the mandatory capital stock reduction established in section 206 of the Corporations Law No 19550. In accordance with the provisions of Decree No. 1269/02 issued by the Federal Government, the application of the aforementioned section has been suspended until December 10, 2003.

4. Limited review report

Although review procedures applied –with the limitation mentioned in section 2b)- do not enable us to issue an opinion on the reasonableness of the financial statements mentioned in section 1, based on the procedures applied, as described in section 2, we are able to report that the financial statements as of June 30, 2002 and 2001 take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section 3.

5. Special information required by current legal regulations

(for the six-month period ended June 30, 2002)

a) The financial statements are shown in accordance with the provisions of Law No. 19.550 and those of General Resolution No. 368/01 of the National Securities Commission.

b) The amounts of the financial statements agree with the accounting records of the Company which are in the process of being transcribed to the legal books of account.

c) As part of our limited review, the scope of which is mentioned in section 2, we have examined the informative summary and the additional information prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of June 30, 2002, amount to $ 99,808.96, which are not due as of that date.

Autonomous City of Buenos Aires, August 20, 2002

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Pcia. de Salta

Company's main activity:	Operation of thermoelectric generation plant
Registration Number with Artificial Persons Control Bureau of Salta:	35/99
Registration Number in Court of Original Jurisdiction in Commercial Matters of the Province of Salta dealing with the registration of companies:	Folio 9/10, Entry 2425 of Corporations Book number 10
Filing date of Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999 and February 29, 2000
Expiry date of the by-laws:	February 28, 2092
Date of last amendment to the by-laws:	February 29, 2000
Parent company:	Powerco S.A.
Percentage held by the parent company (Powerco S.A.) in capital stock and votes:	60%

FISCAL YEAR No. 11
COMMENCED JANUARY 1, 2002

FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

(six-month period)
(stated in pesos)

CAPITAL STOCK
(note 4)

	.....2002 and 2001.... Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
(stated in pesos)

	......2002......	......2001......
ASSETS		
CURRENT ASSETS		
Cash and banks	3.816.600	876.932
Investments (note 3.1)	11.054.252	6.960.579
Accounts receivable (note 3.2)	10.407.342	18.478.741
Other receivables (note 3.3)	1.335.443	2.584.544
Spare-parts and materials	2.127.169	4.112.652
Total Current Assets	**28.740.806**	**33.013.448**
NON-CURRENT ASSETS		
Other receivables (note 3.3)	1.454.285	1.765.047
Property, plant and equipment (schedule I)	193.975.064	182.199.169
Total Non-Current Assets	**195.429.349**	**183.964.216**
TOTAL ASSETS	**224.170.155**	**216.977.664**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	2.395.865	3.820.590
Loans (note 6)	1.339.500	551.647
Payroll and social security charges	441.505	685.240
Taxes	1.970.854	2.350.992
Other liabilities	18.233	67.757
Provisions (schedule III)	-	7.700.082
Total Current Liabilities	**6.165.957**	**15.176.308**
NON-CURRENT LIABILITIES		
Loans (note 6)	205.200.000	105.634.604
Taxes	905.018	2.376.262
Provisions (schedule III)	658.020	937.963
Total Non-Current Liabilities	**206.763.038**	**108.948.829**
TOTAL LIABILITIES	**212.928.995**	**124.125.137**
SHAREHOLDERS' EQUITY		
(as per the corresponding statements)	**11.241.160**	**92.852.527**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**224.170.155**	**216.977.664**

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF INCOME FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2002 AND 2001
(stated in pesos)

	......2002......	......2001......
Net sales (note 3.4)	26.170.188	29.807.286
Cost of sales (schedule V)	(21.280.335)	(26.378.355)
Gross profit	**4.889.853**	**3.428.931**
Selling expenses (schedule V)	(744.404)	(1.030.826)
Administrative expenses (schedule V)	(1.873.342)	(2.868.111)
Other expense	(538.602)	(1.173.718)
Financial and holding results, including the result of exposure to inflation		
Generated by assets (note 3.5a)	(13.661.868)	724.102
Generated by liabilities (note 3.5b)	(75.541.472)	(1.285.708)
NET LOSS FOR THE PERIOD	**(87.469.835)**	**(2.205.330)**

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(stated in pesos)

	..Shareholders' contributions..		Reserved earnings	Accumulated deficit	**Total**	**Total**
	Capital stock	Adjustment to capital	Legal reserve		**2002**	**2001**
Balances at the beginning of the year	**62.906.000**	**70.598.835**	**1.065.053**	**(35.858.893)**	**98.710.995**	**95.057.857**
Net loss for the period				(87.469.835)	(87.469.835)	(2.205.330)
Balances at the end of the period	**62.906.000**	**70.598.835**	**1.065.053**	**(123.328.728)**	**11.241.160**	**92.852.527**

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(stated in pesos)

	.....2002.....	.....2001.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS		
OPERATING ACTIVITIES		
Loss for the period	(87.469.835)	(2.205.330)
Add: items not representing uses of cash:		
Depreciation property, plant and equipment	3.794.110	4.419.697
Increase in allowances/provisions	251.266	1.173.718
Accrual of unpaid interest	1.282.500	22.027
Subtotal	(82.141.959)	3.410.112
Changes in operating assets and liabilities		
Decrease in trade receivables	7.942.815	1.169.359
Decrease (Increase) in other receivables	1.878.958	(1.371.755)
Decrease (Increase) in spare-parts and materials	2.075.835	(63.928)
(Decrease) in commercial liabilities	(1.775.321)	(661.065)
(Decrease) in payroll and social security charges	(2.040.043)	(1.043.658)
Net (Decrease) Increase in other liabilities	(67.197)	26.675
Net decrease of provisions	(424.948)	(160.390)
Subtotal	7.590.099	(2.104.762)
Cash applied to operating activities	**(74.551.860)**	**1.305.350**
INVESTING ACTIVITIES		
Recording of real exchange differences in Property, plant and equipment	(20.441.575)	
Acquisition of property, plant and equipment	(11.070)	(4.086.963)
Cash provided by investing activities	**(20.452.645)**	**(4.086.963)**
FINANCING ACTIVITIES		
Net increase in loans (1)	98.932.837	
Cash provided by financing activities	**99.932.837**	
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3.928.332	(2.781.613)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10.942.520	10.619.124
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**14.870.852**	**7.837.511**

(1) Includes exchange differences charged to the Property, plant and equipment account.

The attached notes 1 to 11 and supplemental schedules I to V
are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(stated in pesos)

1. COMPANY'S FINANCIAL CONDITION – FILING FOR COURT-SUPERVISED REORGANIZATION – APPROVAL OF THE AGREEMENT

As from March 1999, the Company commenced a restructuring process of its liabilities aimed at restoring its financial condition.

Consequently, and after analyzing different alternatives, on November 2, 1999, the Company's Board of Directors resolved to file for a court-supervised reorganization under the Argentine law.

The court-supervised reorganization was accepted on December 2, 1999 by the Court of Original Jurisdiction in Civil and Commercial Matters No. 8 of the City of Salta.

On June 23, 2000, based on the proposals submitted to Corporate Notes holders, the Shareholders' Meeting resolved to approve the terms and conditions of the exchange offer of old Corporate Notes for a new issue of Corporate Notes (non-convertible into shares), for an amount of up US$ 54,000,000, to be placed by means of public offering and issued in one or several series and/or classes, with a fixed or floating interest rate.

On August 4, 2000, the Company's Board of Directors informed about the basic conditions of the new Corporate Notes issue that were later submitted to the Court as a proposal of financial restructuring. Such conditions consisted basically of the following: a) to pay to note holders an amount of US$ 6,000,000 in cash, equivalent to the 10% of principal owed at the moment of the restructuring and, b) to give, in exchange, the new corporate notes issued by the Company for an amount of US$ 54,000,000 with final maturity in 2010, at a fixed annual interest rate (2.0%, 2.5% and 3.0% during the first, second, and third year respectively, and of 5.0% as from the fourth year) payable semiannually, immediately after the exchange process took place

On September 12, 2000, the Judge, in accordance with the provisions of section 52 of Law No. 24.522, issued a resolution approving the above-mentioned agreement, which was later complemented by other explanatory resolutions dated September 19 and 26, 2000

On September 21, 2000, the Buenos Aires Stock Exchange authorized quotation of the new Corporate Notes for US$ 54,000,000.

On September 24, 2000, the National Securities Commission approved the public offering of the new Corporate Notes, non-convertible into shares, for a nominal value of US$ 54,000,000.

On November 6, 2000 the judge resolved the following:

a) to declare finished the court-supervised reorganization of Central Térmica Güemes S.A.,
b) to consider concluded the work of the court-appointed officer, without prejudice to any pending issue,
c) to maintain the injunction enjoining the Company from disposing of its property during the term of compliance with the agreement.

The conclusion of the court-supervised reorganization does not mean that later proof of claims and review proceedings will not be taken care of. Furthermore, it should be pointed out that all the limitations imposed on the debtor by sections 15 and 16 of the Bankruptcy Law shall cease except for the performance of actions to dispose of recordable goods which will require the Judge's authorization.

Taking into account the new regulations adopted by the Federal Government –Laws 25.561 and 25.563 and Emergency Decrees 214/2002, 320/2002 and 410/2002- (the New Regulations), the Company decided to pay the third installment of interest on the corporate notes on maturity date –March 26, 2002- in compliance with the agreement entered into during the court-supervised reorganization (the Agreement) without prejudice to the legal rights to which it might be entitled (a) in relation to the holders of corporate notes (the Notes) (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification) and/or the payment terms agreed by the Company in the Agreement considered extended for another year, (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events); (b) in relation to the other general creditors: (b.i) pursuant to the final interpretation of the New Regulations concerning the fact that payment terms agreed by the Company in the Agreement must be considered extended for another year, and (b.ii) pursuant to the eventual application of the doctrine of unforeseeability.

The statements concerning Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency and/or applicable exchange rate, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

2. BASIS OF PRESENTATION AND MAIN ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the guidelines of General Resolution No. 368/01 of the National Securities Commission and Technical Resolutions numbers 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences.

In accordance with General Resolution No. 415/02 of the National Securities Commission, which establishes that financial statements can be stated in constant pesos, following the adjustment method for inflation set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the financial statements have been restated to reflect the effect of inflation until June 30, 2002, based on the variations of the domestic wholesale price index published by the National Institute of Statistics and Census, considering December 2001 as the month of reference.

Valuation criteria

Monetary items – Monetary assets and liabilities in pesos have been maintained at their nominal values, plus interest accrued, if any, at the end of each period.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange as of the end of each period, plus interest accrued, if any.

Investments - Mutual funds have been valued at the quoted price as of the end of each period.

Spare-parts and materials – They have been valued at replacement cost as of the end of each period.

Property, plant and equipment - Property, plant and equipment has been restated, as indicated in the second paragraph of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each item, except for certain assets for which the unit of production method was applied.

In accordance with General Resolution No. 398/2002 of the National Securities Commission, the Company has charged to the cost value of property, plant and equipment the exchange differences arising from January 6, 2002 to March 31, 2002 of corporate notes existing as of the end of the period (see note 10).

Capital stock – Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the second paragraph of this note. Capital stock has been disclosed at its nominal value and the surplus to reach restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances at the beginning of the periods have been restated as indicated in the second paragraph of this note.

Profit and loss accounts – Profit and loss accounts have been restated as indicated in the second paragraph of this note, except for the non-monetary assets consumed (depreciation of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – It has not been possible to determine the recoverable value of assets existing as of June 30, 2002 due to the country's economic situation and the impact on the Company's operations (see note 9).

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	.....2002.....	.....2001.....
Debtors of the term market	10.005.264	15.927.740
Related Companies – Powerco S.A.	177.484	1.340.724
Doubtful accounts under legal proceedings	1.199.720	1.510.843
Allowance for bad debts (schedule III)	(975.126)	(300.566)
Total	**10.407.342**	**18.478.741**

The breakdown of the balances as of June 30, 2002 according to the estimated collection period is as follows:

	.....2002.....
a) Past due	
within 6 months	21.330
more than 6 months	1.286.787
b) To become due within 3 months	10.074.351
Subtotal	11.382.468
Allowance for bad debts	(975.126)
Total	**10.407.342**

Accounts receivable as of June 30, 2002 do not accrue interest.

3.2 Other receivables

	.....2002.....	....2001...
Current:		
Advances to suppliers	567.523	1.117.925
Tax credits	399.246	603.271
Prepaid expenses	212.073	302.457
Miscellaneous	156.601	560.891
Total	**1.335.443**	**2.584.544**

Non-current:		
EDESA S.A. - 132 Kv power line (note 8)	**1.454.285**	**1.765.047**

The breakdown of the balances as of June 30, 2002 according to the estimated collection or use period is as follows:

a) To become due:	
within 3 months	567.523
between 3 and 6 months	611.319
more than 1 year	1.454.285
b) With no specified due date	156.601
Total	**2.789.728**

Other receivables as of June 30, 2002 do not accrue interest, except for the advances paid to certain suppliers, whose annual interest rate ranges from 7.5% to 10.5%, and the receivable with EDESA which accrues interest at an annual rate of 15%.

3.3 Liabilities

The breakdown of the balances as of June 30, 2002 according to maturity is as follows:

To become due:	
within 3 months	4.826.457
between 6 and 12 months	1.339.500
more than 1 year (1)	205.200.000
With no specified due date	1.563.038
Total	**212.928.995**

(1) It includes a debt for the issuance of corporate notes for an amount of US$ 54,000,000 ($205,200,000 as of Jun 30, 2002; rate of exchange applied, $3.8 = US$1 maturing in 2010 at an annual interest rate of 2%, 2,5% and 3% during the first, second and third year, respectively and of 5% as from the fourth year, payable semiannually).

3.4 Net sales

	.....2002.....	.....2001.....
Sales of electricity	30.439.021	35.706.161
Discounts for transportation costs and other services	(4.145.337)	(5.722.817)
Municipal contribution	(123.496)	(176.058)
Total	**26.170.188**	**29.807.286**

3.5 Financial results, holding results and result of exposure to inflation

	2002	2001
a) Generated by assets		
Results of exposure to the change in the purchasing power of the currency	(12.609.597)	
Results from holding spare-parts and materials	(2.033.991)	
Interest and exchange differences	981.720	724.102
Subtotal	**(13.661.868)**	**724.102**
	.....2002.....	**.....2001.....**
b) Generated by liabilities		
Results of exposure to the change in the purchasing power of the currency	4.283.249	
Interest and real exchange differences	(79.327.537)	(1.241.160)
Commissions and bank charges	(497.184)	(44.548)
Subtotal	**(75.541.472)**	**(1.285.708)**
Total	**(89.203.340)**	**(561.606)**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of June 30, 2002 and 2001 amounted to 62,906,000. Such amount has been registered with the Public Registry of Commerce.

5. INCOME TAX AND MINIMUM DEEMED INCOME TAX

No income tax provision has been recorded due to the existence of a tax loss.

In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgement action of negative certainty and requested granting of an "in statu quo" injunction with respect to the payment of the minimum deemed income tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

6. LOANS

	.....2002.....	**.....2001.....**
Current:		
Interest on Corporate Notes (see note 1)	**1.339.500**	**551.647**
Non current:		
Corporate Notes (see note 1)	**205.200.000**	**105.634.604**

The Shareholders' Meeting held on June 23, 2000 authorized, subject to the approval of the agreement by the Court, the issue of new Corporate Notes under the Bankruptcy Law No. 24.522, delegating to the Company's Board of Directors the powers necessary to determine the conditions of the new issue and request the authorization for the public offering. On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, which would have matured on November 26, 2001 (see note 1).

7. CLAIMS

As of the date of issuance of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation. However, the Company decided to record a provision for 658,020 as of June 30, 2002. In the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta.

- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of June 30, 2002, disbursements made to finance this work amount to 1,454,285 and have been recorded as Other non-current receivables. This credit accrues a 15% annual interest rate.

9. ARGENTINE ECONOMIC SITUATION

On January 6, 2002 Congress passed the Economic Emergency and Foreign Exchange Reform Law No. 25.561, which was later regulated by a series of regulations and decrees, mainly by Decree No, 214/2002 of February 3, 2002 and Argentine Central Bank's (BCRA) regulations. The new law and its regulatory decrees established both the end of the convertibility system that pegged the peso one-to-one with the dollar and the free floating of the peso rate of exchange.

All dollar-denominated debts with the financial system as well as those between private parties (i.e. outside the financial system) -whichever their origin and nature-, outstanding as of the date on which Law No. 25.561 was passed, were converted into pesos at the old pre-devaluation rate ($ 1 = US$ 1) and the resulting peso amount will be adjusted by the "Reference Stabilization Coefficient" (CER) to be published by the BCRA. This coefficient will be applied as from the date of publication of Decree No. 214/2002 in the *Official Gazette*.

If due to the implementation of the above-mentioned measures, as far as dollar-denominated debts outside the financial system is concerned, the resulting value of the thing or service were higher or lower than that duly agreed, any of the parties may ask for the fair readjustment of the price.

In the specific case of dollar-denominated debts with the financial system, a rate, other than the above-mentioned CER coefficient, will be applied. This rate shall not exceed the maximum rate to be established by the BCRA.

Certain remittances, such as repayments of financial debts and payments of interest (in the specific case of the Company, the corporate notes), royalties, dividends and others of similar nature must be authorized by the Argentine Central Bank. New maximum time limits to exchange foreign currency earned from the export of goods and services, have also been established.

As of the date of issuance of these financial statements it is not possible to accurately estimate and predict the final effect the new monetary policy, the recently adopted economic measures and the other reforms under analysis which may be later implemented by the Argentine Government, will have on the Company's financial position, the results of its operations and the changes in cash and cash equivalents.

The end of the convertibility system that pegged the peso one-to-one with the dollar and the loss of certainty as to the enforcement of the law, have had a significant impact, which cannot yet be determined, on the prospects of electricity generation companies.

Effective as from August 1, 2002, the new regulations concerning prices in the electrical market have aroused expectations of positive operating cash flows for the rest of the year. However, the lack of adjustment of the price/dollar relationship, makes it impossible to predict whether cash flows generated will be enough to comply with foreign currency denominated obligations.
The Company expects to maintain its production levels..

10. RECORDING OF EXCHANGE DIFFERENCES

On April 3, 2002, the National Securities Commission issued General Resolution No. 398/2002, which establishes, among other things, that exchange differences of foreign currency denominated liabilities, existing as of January 6, 2002 must be charged to the cost value of the assets acquired or built through such financing, up to the lower of the replacement or reproduction cost of the asset and its recoverable value.

Therefore, as of June 30, 2002, the Company charged exchange differences arising from its corporate notes denominated in United States dollar to the Property, plant and equipment account. After the reinstatement of inflation adjustment mechanisms, such exchange differences have been partially absorbed by the restated values of the assets involved. As of June 30, 2002 the excess of recorded exchange differences over the restated values of the assets amounts to pesos 20,441,575

11. ACCUMULATED DEFICIT

As of June 30, 2002 the Company has accumulated significant losses. If accumulated losses continued to exist at the end of the financial year, the Company could be subject to complying with the mandatory capital stock reduction established in section 206 of the Corporations Law No 19550. In accordance with the provisions of Decree No. 1269/02 issued by the Federal Government, the application of the aforementioned section has been suspended until December 10, 2003.

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001
(stated in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2002								2001
	Original Values			Depreciation				Net Value	Net Value
	Balance at beginning of year	Additions	Balance at end of period	Accumulated at beginning of year	Current Year Rate %	Current Year Amount	Accumulated at end of period		
Land	1.572.492		1.572.492					1.572.492	1.567.015
Buildings	54.048.931		54.048.931	12.483.743	2,55	476.085	12.959.828	41.089.103	42.235.254
Turbines	87.217.848		87.217.848	31.878.524	6,47	1.202.185	33.080.709	54.137.139	57.154.326
Boilers	87.944.100		87.944.100	26.023.186	5,24	981.830	27.005.016	60.939.084	63.402.914
Transformers	12.437.815		12.437.815	4.592.989	6,00	171.034	4.764.023	7.673.792	8.093.584
Water treatment plant	2.308.918		2.308.918	713.487	6,00	31.747	745.234	1.563.684	1.641.605
Auxiliary equipment	745.628		745.628	275.393	6,00	10.257	285.650	459.978	485.152
Gas plant and gas pipeline	3.749.361		3.749.361	1.384.557	6,00	51.559	1.436.116	2.313.245	2.439.794
Tools	755.105		755.105	626.372	10,00	11.872	638.244	116.861	133.583
Vehicles	470.074		470.074	289.063	20,00	19.900	308.963	161.111	187.093
Furniture and fixtures	1.379.494	5.298	1.384.792	1.113.837	20,00	58.617	1.172.454	212.338	252.639
Installations	726.154		726.154	710.776	20,00		710.776	15.378	28.328
Software	150.766	5.772	156.538	149.125	33,00	2.705	151.830	4.708	16.718
Maintenance expenses	11.213.291		11.213.291	7.162.396	16,67	367.487	7.529.883	3.683.408	4.561.164
Exchange difference regarding liabilities, which were obtained for the acquisition of fixed assets (see note 10)		20.441.575	20.441.575		4,00	408.832	408.832	20.032.743	
TOTAL 2002	**264.719.977**	**20.452.645**	**285.172.622**	**87.403.448**		**3.794.110**	**91.197.558**	**193.975.064**	
TOTAL 2001	**260.446.060**	**4.086.963**	**264.533.023**	**77.914.157**		**4.419.697**	**82.333.854**		**182.199.169**

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001
(stated in pesos)

INVESTMENTS

Item	Type	Nominal Value	Price in $	Total Value 2002	Total Value 2001
CURRENT INVESTMENTS					
Money market	Deustche Bank - U$S	2.883	1.021,76	10.899.173	287.021
	FBA – Renta U$S	115,67	3,70	428	
	Fima Money market U$S "A"	35.804	3,70	132.475	2.171.692
	Fima Money market $ "A"				2.599.045
	Roble Ahorro - U$S	125,67	3,70	465	1.468.813
	Fondo Bansud - U$S				218.636
	Roble Ahorro - $	62,90	1,00	63	118
	Francés - $	21.648,20	1,00	21.648	215.254
TOTAL CURRENT INVESTMENTS				**11.054.252**	**6.960.579**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001
(stated in pesos)

ALLOWANCES - RESERVES

Items	....2002....					
	Balance at beginning of year	Increases		Decreases		Balance at end of period
Deducted from assets						
Allowance for bad debts	975.126					975.126
TOTAL 2001	**975.126**					**975.126**
TOTAL 2000	**1.075.908**			**775.342**	**(2)**	**300.566**
Included in liabilities						
Reserve for contingencies	425.163	251.266		18.409		658.020
TOTAL 2001	**425.163**	**251.266**	**(1)**	**18.409**	**(2)**	**658.020**
TOTAL 2000	**7.624.717**	**1.173.718**	**(1)**	**160.390**	**(2)**	**8.638.045**

(1) Charged to Other expense.
(2) To cover certain anticipated events.

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

Items	2002				2001		
	Class and amount of foreign currency		Exchange rate $	Amount in Argentine currency and amount accounted for (in pesos)	Class and amount of foreign currency		Amount in Argentine currency and amount accounted for (in pesos)
ASSETS							
CURRENT ASSETS							
Cash	U$S	235.619	3,70	871.790	U$S	28.969	56.669
Investments	U$S	2.981.768	3,70	11.032.541	U$S	2.119.503	4.146.162
Accounts receivable					U$S	9.372.858	18.335.151
Other receivables				-	U$S	514.684	1.006.823
Total Current Assets				**11.904.331**			**23.544.805**
TOTAL ASSETS				**11.904.331**			**23.544.805**
LIABILITIES							
CURRENT LIABILITIES							
Accounts payable							
Suppliers					U$S	1.259.923	2.464.657
Loans							
Corporate notes	U$S	352.500	3,80	1.339.500	U$S	282.000	551.647
Total Current Liabilities				**1.339.500**			**3.016.304**
NON-CURRENT LIABILITIES							
Loans							
Corporate notes	U$S	54.000.000	3,80	205.200.000	U$S	54.000.000	105.634.604
Total Non-Current Liabilities				**205.200.000**			**105.634.604**
TOTAL LIABILITIES				**206.539.500**			**108.650.908**

CENTRAL TERMICA GÜEMES S.A.
DETAIL OF COSTS AND EXPENSES AS OF JUNE 30, 2002 AND 2001
(stated in pesos)

Rubros	2002 Cost of sales	2002 Selling expenses	2002 Administrative expenses	2002 Total	2001 Total
Fees			90.564	90.564	163.233
Salaries and wages	2.335.063	483.140	473.581	3.291.784	4.487.006
Social security charges	364.191	72.211	80.172	516.574	667.763
Fuel	13.561.517			13.561.517	17.188.792
Supplies and materials	401.960			401.960	380.398
Services contracted	687.051	78.836	607.534	1.373.421	1.442.466
Communications			146.057	146.057	235.990
Office expenses		54.149	130.464	184.613	221.383
Depreciation of property, plant and equipment	3.733.726		60.384	3.794.110	4.419.697
Insurance	196.827			196.827	202.750
Miscellaneous		56.068	284.586	340.654	867.814
TOTAL 2002	**21.280.335**	**744.404**	**1.873.342**	**23.898.081**	
TOTAL 2001	**26.378.355**	**1.030.826**	**2.868.111**		**30.277.292**

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002
(stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or which could affect comparison with those to be presented in future periods:

   See notes 9 and 10.

3. Classification of credit and debit balances:

   See notes 3.1., 3.2. and 3.3.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency	13.197.070	6.389.495
2. In foreign currency (United States dollars)	-	206.539.500
TOTAL	13.197.070	212.928.995

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause	10.407.342	194.878
2. With no adjustment clause	2.789.728	212.734.117
TOTAL	13.197.070	212.928.995

c) The classification according to the accrual or not of interest is as follows:

	Debit balances	Credit balances
1. Accruing interest	1.454.285	206.539.500
2. Not accruing interest	11.742.785	6.389.495
TOTAL	**13.197.070**	**212.928.995**

5. a) Detail of percentage held in Related Companies' capital and votes:

   None.

   b) Debit balances with Related Companies (Powerco S.A.):

   Debit balances 177.484

   c) Balances with Related Companies (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive:

   None.

7. Physical inventory of spare-parts and materials:

   The Company keeps an updated record of its inventory thanks to the continuous stocktaking of spare-parts and materials over the year.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the reserve for technical revaluation when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19.550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations:

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, the present economic situation makes it impossible to determine the economic use value as future cash flows cannot be calculated due to the current uncertainty.

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118.100	152.807
Fixed assets and spare-parts and materials (except lands and vehicles)			
	Total	240.500.000	266.188.747

Positive and negative contingencies

14. Elements considered to calculate allowances/ accruals whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    In the case of the allowance for bad debts, the variable taken into account was the aging of unpaid receivables and of complaints filed. In the case of the contingency provision, the legal advisors' assessment regarding the probability of occurrence of contingencies has been taken into account.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

In our capacity as statutory auditors, we have reviewed the documents detailed in section I, prepared in accordance with the provisions of General Resolution No. 368/01 of the National Securities Commission, to comply with the provisions of section 294 of Law No. 19.550. These documents are the responsibility of the Company's management.

I) IDENTIFICATION OF THE DOCUMENTS REVIEWED

a) Balance sheet as of June 30, 2002.

b) Statement of income for the six-month period ended June 30, 2002.

c) Statement of changes in shareholders' equity for the six-month period ended June 30, 2002.

d) Statement of changes in cash and cash equivalents for the six-month period ended June 30, 2002.

e) Notes 1 to 10 and supplemental schedules I to V for the six-month period ended June 30, 2002.

f) Informative summary required by the National Securities Commission for the six-month period ended June 30, 2002.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange's Regulations for the six-month period ended June 30, 2002.

II) SCOPE OF OUR WORK

a) We have performed our review in accordance with current regulations which require that the documents detailed in items a) to e) of section I, be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information regarding Company's decisions disclosed in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in section I, we have examined the work performed by the external auditor, Deloitte & Co S.R.L., who issued his report dated August 20, 2002, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express an opinion. Provided that it is not our responsibility to control Company's management, our review has neither included the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

b) As of the date of these financial statements, we had not been provided with the information on the determination of the recoverable value of property, plant and equipment existing as of June 30, 2002, situation which imposes an additional limitation to the scope of our limited review given the significance of the assets involved.

III) PRIOR CLARIFICATIONS

a) As mentioned in note 9 to the financial statements, during the first quarter of 2002, the Argentine Government implemented structural economic reforms which established, among other things, the ending of the convertibility system that pegged the peso one-to-one with the dollar, the free-floating of the peso rate of exchange and the conversion into pesos at the old pre-devaluation rate of 1 peso to the United States dollar of all foreign currency-denominated debts, to be adjusted by the application of a coefficient.

   As of the date of issuance of these financial statements, it is not possible to accurately estimate and predict the final effect the new monetary policy, the recently adopted measures and the other reforms under analysis which may be later implemented by the Argentine Government, will have on the Company's financial position, the results of its operations and the changes in cash and cash equivalents.

The end of the convertibility system that pegged the peso one-to-one with the dollar and the loss of certainty as to the enforcement of the law, have had a significant impact, which cannot yet be determined, on the prospects of electricity generation companies.
Effective as from August 1, 2002, the new regulations concerning prices in the electrical market have aroused expectations of positive operating cash flows for the rest of the year. However, the lack of adjustment of the price/dollar relationship, makes it impossible to predict whether cash flows generated will be enough to comply with foreign currency denominated obligations.
The Company expects to maintain its production levels.

b) As mentioned in note 10 to the financial statements, on April 3, 2002, the National Securities Commission issued General Resolution No. 398/2002, which establishes, among other things, that exchange differences of foreign currency denominated liabilities, existing as of January 6, 2002 must be charged to the cost value of the assets acquired or built through such financing, up to the lower of the replacement or reproduction cost of the asset and its recoverable value.

   Therefore, as of March 31, 2002, the Company charged exchange differences arising from its corporate notes denominated in United States dollar to the Property, plant and equipment account. After the reinstatement of inflation adjustment mechanisms, such exchange differences have been partially absorbed by the restated values of the assets involved. As of June 30, 2002 the excess of recorded exchange differences over the restated values of the assets amounts to pesos 20,441,575.

c) As mentioned in note 11 to the financial statements, as of June 30, 2002 the Company has accumulated significant losses. If accumulated losses continued to exist at the end of the financial year, the Company could be subject to complying with the mandatory capital stock reduction established in section 206 of the Corporations Law No 19550. In accordance with the provisions of Decree No. 1269/02 issued by the Federal Government, the application of the aforementioned section has been suspended until December 10, 2003.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) Although review procedures applied –with the limitation mentioned in section IIb)- do not enable us to issue an opinion on the reasonableness of the financial statements mentioned in section I, based on our review, as described in section II, we are able to report that the financial statements as of March 31, 2002 take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section III.

b) The Informative summary required by General Resolution No. 368/01 of the National Securities Commission, for the three-month period ended March 31, 2002, includes the information required by item 6 of Appendix I Book VII of said resolution, however, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events, included in the above-mentioned document, are the responsibility of the Company's Management. Furthermore, the amounts included in said document, as to matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements agree with the accounting records of the Company which are in the process of being transcribed to the legal books of account.

Autonomous City of Buenos Aires, August 20, 2002

/s/ Ruben R. Ruival
RUBEN R. RUIVAL
Statutory Auditor